UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

PetIQ, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71639T106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106

(1)	Names of reporting persons ECP Helios Partners IV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,311,523
(7) Sole dispositive power
(8) Shared dispositive power 5,311,523
(9)	Aggregate amount beneficially owned by each reporting person 5,311,523
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 40.2%
(12)	Type of reporting person (see instructions) PN

CUSIP No. 71639T106

(1)	Names of reporting persons Eos Hyperion GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,311,523
(7) Sole dispositive power
(8) Shared dispositive power 5,311,523
(9)	Aggregate amount beneficially owned by each reporting person 5,311,523
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 40.2%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 71639T106

(1)	Names of reporting persons Eos Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,311,523
(7) Sole dispositive power
(8) Shared dispositive power 5,311,523
(9)	Aggregate amount beneficially owned by each reporting person 5,311,523
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 40.2%
(12)	Type of reporting person (see instructions) PN

CUSIP No. 71639T106

(1)	Names of reporting persons Eos General, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,311,523
(7) Sole dispositive power
(8) Shared dispositive power 5,311,523
(9)	Aggregate amount beneficially owned by each reporting person 5,311,523
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 40.2%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 71639T106

(1)	Names of reporting persons Mark First
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power
(6) Shared voting power 5,311,523
(7) Sole dispositive power
(8) Shared dispositive power 5,311,523
(9)	Aggregate amount beneficially owned by each reporting person 5,311,523
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 40.2%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G	Page of

Item 1(a)	Name of issuer:

PetIQ, Inc. (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

500 E. Shore Drive, Suite 120, Eagle, ID 83616

2(a) Name of person filing:

ECP Helios Partners IV, L.P.

Eos Hyperion GP, LLC

Eos Partners, L.P.

Eos General, L.L.C.

Mark First

2(b) Address or principal business office or, if none, residence:

437 Madison Ave, New York, NY 10022

2(c) Citizenship:

See Item 4 of each cover page.

2(d) Title of class of securities:

Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”).

2(e) CUSIP No.:

71639T106

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 13,222,583 shares of Common Stock outstanding, as reported by the Issuer’s Form 10-Q dated November 9, 2017. Amounts shown as beneficially owned by ECP Helios Partners IV, L.P. (“ECP Helios IV”) include 4,470,531 shares of Class A Common Stock held by ECP IV, and 840,992 shares of Class A Common Stock held by Eos Partners, L.P. (“EP”). Eos Hyperion GP, LLC is the general partner of ECP Helios IV. Eos General, L.L.C. is the general partner of EP. Because each of these funds is ultimately under common management that shares the power to direct the voting and disposition of the shares, each of these entities may be deemed to share beneficial ownership of the shares owned by the others. Each of these entities disclaims this beneficial ownership of these shares, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein. Mark L. First is a director of the Issuer and a managing director of Eos Management, L.P. and its affiliates (“Eos”), which affiliates include ECP Helios IV and EP. As a result, Mr. First may be deemed to share beneficial ownership of the shares of Class A Common Stock owned by Eos. Mr. First disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. First is the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of his pecuniary interest therein.

SCHEDULE 13G	Page of

(b) Percent of class: See Item 11 of each cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

ECP HELIOS PARTNERS IV, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS HYPERION GP, LLC

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS PARTNERS, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS GENERAL, L.L.C.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

MARK FIRST

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.

Dated: February 14, 2018

ECP HELIOS PARTNERS IV, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS HYPERION GP, LLC

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS PARTNERS, L.P.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

EOS GENERAL, L.L.C.

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

MARK FIRST

Signature:	/s/ Beth Bernstein
Name:	Beth Bernstein
Title:	Attorney-in-fact

Exhibit 24

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Beth Bernstein, signing singly, the undersigned’s true and lawful attorney-in-fact to:

1.	Execute for and on behalf of the undersigned, in the undersigned’s capacity as equityholder of the below-referenced company (the “Company”), Schedules 13G and 13D and Forms 3, 4 and 5 in accordance with Sections 13 and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder;

2.	Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedules 13G or 13D or Form 3, 4 or 5, complete and execute any amendment or amendments thereto and timely file such form with the United States Securities and Exchange Commission, any national quotation system, national securities exchange, stock exchange or similar authority; and

3.	Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or evocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13G and 13D and Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed in relation to its equity holdings in PetIQ, Inc. as of this 9th day of February, 2018.

ECP HELIOS PARTNERS IV, L.P.

By:	Eos Hyperion GP, LLC
Its:	General Partner

By:	/s/ Mark L. First
Name:	Mark L. First
Title:	Managing Director

EOS HYPERION GP, LLC

By:	/s/ Mark L. First
Name:	Mark L. First
Title:	Managing Director

EOS PARTNERS, L.P.

By:	Eos General, L.L.C.
Its:	General Partner

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

EOS GENERAL, L.L.C.

By:	/s/ Steven M. Friedman
Name:	Steven M. Friedman
Title:	Managing Member

MARK FIRST

/s/ Mark First